UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-37385

Baozun Inc.

No. 1-9, Lane 510, West Jiangchang Road

Shanghai 200436

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baozun Inc.

	By:	/s/ Arthur Yu
	Name:	Arthur Yu
	Title:	Chief Financial Officer

Date: March 28, 2024

Exhibit Index

Exhibit 99.1 — Annual Results Announcement For the Year Ended December 31, 2023